[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page
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
Filing Document (2):                                 Report on Bulk Holding
Based on:                                            Article 27-23,  Paragraph 1 of the Securities and Exchange
                                                     Law
Filed with:                                          Director of Tokai Local Finance Bureau
Name (3):                                            Katsuaki Watanabe, President, Toyota Motor Corporation
Address or Location of Head Office (3):              1 Toyota-cho, Toyota City, Aichi Prefecture
Effective Date of Reporting Duty (4):                June 24, 2005
Filing Date:                                         July 1, 2005
Total  Number of Submitter and Joint Holders         1
(persons):
Submitting Method (5):                               Other


I.   Matters Regarding Issuing Company (6)

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   Name of Issuing Company              Misawa Homes Holdings, Inc.
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   Company Code                         1722
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   Listed / Over-the-counter            Listed
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   Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya
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   Location of Head Office              4-1 Nishi-Shinjuku 2-Chome, Shinjuku-ku, Tokyo
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II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
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   Individual / Judicial person         Judicial person (Joint stock company)
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   Name                                 Toyota Motor Corporation
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   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
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   Former Name
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   Former Address or Location of
   Head Office
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       [2] Individual
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   Date of Birth
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   Occupation
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   Name of Company
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   Address of Company
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       [3] Judicial Person
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   Date of Incorporation                August 27, 1937
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   Name of Representative               Katsuaki Watanabe
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   Title of Representative              President
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   Business Purposes                   Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
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       [4] Place to Contact
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   Place to Contact and Name of         Yuji Maki, General Manager of Financial Reporting Department,
   Person in Charge                     Accounting Division
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   Telephone Number                     0565-28-2121
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     (2) Holding Purposes (9)
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   For strategic investment (maintenance and development of the business relationship)
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     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held
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                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
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  Shares (shares)                                5,191,100                        -                        -
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  Warrants (shares)                   A                                           -     G
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  Certificate of Stock                B                                           -     H
  Acquisition Rights (shares)
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  Bonds with Stock Acquisition        C                                           -     I
  Rights (shares)
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  Covered Warrants relating to        D                                                 J
  Subject Securities
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  Depositary Receipts
  Representing Ownership
  Interest in Shares
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  Other Related Depositary            E                                                 K
  Receipts
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  Bonds Redeemable by Subject         F                                                 L
  Securities
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           Total (shares)             M          5,191,100     N                  -     O                  -
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  Number of Shares, Etc., which       P                  -
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
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  Number of Shares, Etc. Held         Q          5,191,100
  (Total) (M+N+O-P)
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  Number of Potentially Diluted       R                  -
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
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       [2] Percentage of Shares, Etc. Held
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  Total Number of Issued Shares       S         38,738,914
  (shares) (as of June 24, 2005)
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  Percentage of Shares, Etc.                         13.40
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
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  Percentage of Shares, Etc.                             -
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------
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     (4) Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, Etc. Issued by
         Issuing Company (11)
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
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
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  June 24, 2005       Shares of common stock       5,191,100             Acquisition             JPY 2,000
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     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
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   Not Applicable.
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     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
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   Amount of Own Funds (T) (JPY 1,000)            10,382,200
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   Total Amount of Borrowed Funds (U)             -
   (JPY 1,000)
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   Total Amount of Other Funds (V) (JPY 1,000)    -
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   Breakdown of Above (V)                         -
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   Total Amount of Funds for Acquisition          10,382,200
   (JPY 1,000) (T+U+V)
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        [2] Breakdown of Borrowings
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
  Number          Name             Type of         Name of          Location        Purpose of       Amount
            (Name of Branch)      Business     Representative                        Borrowing     (JPY 1,000)
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    1       Not Applicable.
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    2
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    3
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    4
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    5
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    6
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    7
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    8
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    9
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    10
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